

NextSeed Securities, LLC

(SEC I.D. No. 8-70055)

Financial Statements and Supplemental Schedules as of December 31, 2022 and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NextSeed Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

149 Fifth Avenue, 10th Floor
(No. and Street)

New York City	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Youngro Lee	646-595-7554	youngro@nextseed.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB
(Name – if individual, state last, first, and middle name)

2950 North Loop West, Ste 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Youngro Lee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NextSeed Securities, LLC _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KRISTEN YUEN LO
Notary Public - State of New York
NO. 01LO6431322
Qualified in New York County
My Commission Expires Apr 4, 2026

Notary Public

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NextSeed Securities, LLC

TABLE OF CONTENTS



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of NextSeed Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NextSeed Securities, LLC as of December 31, 2022, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of NextSeed Securities, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of NextSeed Securities, LLC's management. Our responsibility is to express an opinion on NextSeed Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NextSeed Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

Auditor's Report on Supplemental Information

The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934, Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and the Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1943 (collectively the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of NextSeed Securities, LLC's financial statements. The supplemental information is the responsibility of NextSeed Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as NextSeed Securities, LLC's auditor since 2020.

Houston, Texas

March 1, 2023

NextSeed Securities, LLC
Statement of Financial Condition
As of December 31, 2022

	December 31, 2022
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 57,621
Prepaid expenses and other receivables	4,017
Total Current Assets	61,638
TOTAL ASSETS	$ 61,638
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payables	28,450
Accrued liabilities	5,450
Accrued liabilities to affiliate	1,776
Total Current Liabilities	35,676
TOTAL LIABILITIES	$ 35,676
Member's equity	25,962
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 61,638

See notes to financial statements.

NextSeed Securities, LLC
Statement of Income (Loss)
For the year ending December 31, 2022

	December 31, 2022
Revenues	$ -
Expenses	
Services provided by Affiliates (Note 4)	23,604
Professional	69,459
General and administrative	26,904
Marketing	447
Technology and Other	40,493
Total Expenses	160,907
Other Expense	2,536
Net income (loss)	$ (163,443)

See notes to financial statements.

NextSeed Securities, LLC
Statement of Changes in Member's Equity
For the year ending December 31, 2022

	Member's Equity
Balance – December 31, 2021	$ 189,405
Net Income (Loss)	(163,443)
Balance – December 31, 2022	$ 25,962

See notes to financial statements.

NextSeed Securities, LLC
Statement of Cash Flows
For the year ending December 31, 2022

		December 31, 2022
Cash Flows From Operating Activities		
Net Loss	$	(163,443)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in other receivables		1,685
(Increase) Decrease in other current assets		22,868
Increase (Decrease) in accounts payable and accrued liabilities		15,353
Increase (Decrease) in accounts payable and accrued liabilities to affiliates		(2,666)
Net Cash Used in Operating Activities		(126,203)
Net Change In Cash and Cash Equivalents		(126,203)
Cash and Cash Equivalents at Beginning of Period		183,824
Cash and Cash Equivalents at End of Period	$	57,621

See notes to financial statements.

NEXTSEED SECURITIES, LLC
(A wholly owned subsidiary of The NextSeed, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND FOR THE YEAR THEN ENDED

1. **Organization and Nature of Business**

NextSeed Securities, LLC ("we", "our", "NS Securities" or the "Company") was organized as a limited liability company and incorporated in the state of Delaware on August 29, 2017.

NS Securities is wholly owned by The Next Seed, Inc. (the "Parent"), which operates as a holding company for various subsidiaries and operating units, and is headquartered in Houston, Texas.

On October 2, 2018, the Securities and Exchange Commission ("SEC") approved and granted a broker dealer license to NS Securities, which subsequently became a member of the Financial Industry Regulatory Authority, INC ("FINRA"). We receive fees and securities primarily for facilitating the fundraise of capital for small businesses in connection with its investment banking business of operating a broker dealer investment platform.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements and it is possible that such changes could occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

Cash consists of bank deposit accounts maintained with commercial banks which may at times exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well-capitalized banks. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. As a result, fair value approximates carrying value.

Revenue Recognition

The Company receives consideration for facilitating the fundraise of capital for small businesses. Revenue for fundraising is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction), which is defined as the date on which the Company instructs the Escrow Agent to release the offering amount from escrow to the issuer, as specified in a Closing Confirmation Notice and in accordance to the terms under the applicable agreements.

In certain transactions, the Company may receive equity or warrants from the company they are providing investment banking services for as additional compensation. For the year ending December 31, 2022, investments in privately held companies and securities or warrants recorded amounted to zero based on the likelihood these investments will be recognized in the future.

Contract Balances —The Company has no receivables from contracts with customers.

As of December 31, 2022, we have not entered into any long-term contractual arrangements for revenue fees.

Income Taxes

The Company is a single member LLC, and as such is not subject to federal or state as taxable income is allocated to its Parent for inclusion in the Parent's tax return.

New Accounting Pronouncements

Adoption of New Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02 – *Leases*. The amendment requires lessees to recognize a right-of-use asset and lease liability for nearly all of their leases (other than leases that meet the definition of a short-term lease). The value of the asset and liability will be based on the present value of lease payments. The amendment also requires certain disclosures, including significant judgements made by management. The accounting changes are effective for fiscal periods beginning after December 15, 2018. The Company adopted this guidance on January 1, 2019, and based on its evaluation, the adoption did not have a material impact to the Company's financial statements as the Company does not have lease arrangements that extend beyond twelve months.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 – *Financial Instruments-Credit Losses (Topic 326)*, which introduces

a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). This ASU is effective for the Company on January 1, 2020 and based on its evaluation, the adoption did not have a material impact to the financial statements.

3. **Going Concern**

ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. Under this standard, the Company is required to evaluate whether there is substantial doubt about its ability to continue as a going concern each reporting period.

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company incurred a net loss of approximately $163K for the year ending December 31, 2022, and cash flows used in operations of approximately $126K. In addition to incurring significant losses from operations, the Company has primarily utilized existing cash flow and capital contributions from Parent to fund the Company's operations and capital requirements.

Effective January 1, 2023, NextSeed Securities, LLC was acquired by and merged with OpenDeal Broker LLC, a wholly owned subsidiary of OpenDeal Inc. The continuation of the Company's business plan, including capital expenditures for at least 12 months following the date of issuance of the Company's financial statements, is dependent upon support and capital contributions from OpenDeal Broker LLC and OpenDeal Inc. As such, we determined conditions exist which raise substantial doubt about the Company's ability to continue as a going concern.

4. **Related Party Transactions**

The Company is party to expense sharing agreements with certain subsidiaries of the Parent. The accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

These Services Agreements allow the Parent and various members of the Parent to provide and pay for certain services and allocate direct and indirect expenses to the Company.

A Services Agreement was entered into on October 2, 2018 between NextSeed Management, LLC ("NS Management") and NS Securities whereby NS Securities desires to retain NS Management to provide certain administrative and management services related to its business. In exchange

for the services provided by NS Management, NS Securities shall pay a monthly fee of $18,640 payable in arrears. NS Securities shall also reimburse NS Management for all reasonable disbursements and out-of-pocket expenses and other costs in connection with NS Management's provision of services.

A First Amended and Restated Services Agreement was entered into on August 1, 2019 (together with the Services Agreement dated October 2, 2018, the "Services Agreements") between NS Management and NS Securities whereby the monthly fee was increased to a monthly fee of $44,580 payable in arrears.

A Second Amended and Restated Services Agreement was entered into on April 1, 2021 between NS Management and NS Securities whereby the monthly fee was decreased to a monthly fee of $3,916 payable in arrears.

A Third Amended and Restated Services Agreement was entered into on January 1, 2022 between NS Management and NS Securities whereby the monthly fee was decreased to a monthly fee of $1,967 payable in arrears.

Total costs allocated to the Company during year ending December 31, 2022 from the Services Agreements for service fees and direct expenses were $23,604.

As of December 31, 2022, the intercompany balance owed by NS Securities was $1,776, in accordance with the related party agreements.

5. Commitments and Contingencies

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in lawsuits or arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2022, management is not aware of any commitments or contingencies that may have a material impact on the financial statements.

As of December 31, 2022, we do not have contractual obligations recorded as liabilities in our Financial Statements.

We have no lease arrangements that extend beyond twelve months.

6. Net Capital Requirements

NS Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, NS Securities is required to maintain a minimum net capital of $5,000 for

broker-dealers who do not directly or indirectly receive securities from customers. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

NS Securities had net capital of $21,945 at December 31, 2022 which exceeded the regulatory requirement of $5,000 by $16,945. The ratio of aggregate indebtedness to net capital under the rule was 1.63. The Company's percentage of aggregate indebtedness to net capital was 163% at December 31, 2022.

7. **Liabilities Subordinated to Claims of General Creditors**

During the year ended December 31, 2022, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

8. **SIPC Supplemental Reporting**

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

9. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued. No transactions have occurred that would result in a material impact on the financial statements.

Effective January 1, 2023, NextSeed Securities, LLC was acquired by and merged with OpenDeal Broker LLC, a wholly owned subsidiary of OpenDeal Inc. OpenDeal Broker LLC merged with and began operating under NextSeed Securities, LLC's broker dealer license and subsequently amended the name to OpenDeal Broker LLC.

SUPPLEMENTAL SCHEDULES

NEXTSEED SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2022		SCHEDULE G
TOTAL MEMBER'S EQUITY	$	25,962
ADD - Allowable discretionary liabilities		-
Total equity and allowable liabilities		25,962
LESS - Nonallowable assets		
Receivables		-
Other assets		4,017
Total nonallowable assets		4,017
NET CAPITAL BEFORE HAIRCUT ON SECURITIES OWNED		21,945
HAIRCUT ON SECURITIES OWNED		-
NET CAPITAL	$	21,945
AGGREGATE INDEBTEDNESS		
TOTAL LIABILITIES	$	35,676
ADD - Other		-
AGGREGATE INDEBTEDNESS	$	35,676
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		
(The greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	16,945
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.63 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2022, and the corresponding unaudited Part IIA of the FOCUS Report / Form X-17A-5 filed by NextSeed Securities, LLC.

NEXTSEED SECURITIES LLC.

SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022
SCHEDULE H

The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073.

NEXTSEED SECURITIES, LLC

SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022
SCHEDULE I

The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of NextSeed Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) NextSeed Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to broker retailing corporate equity securities over-the-counter, broker selling corporate debt securities, private placement of securities and operation of alternative trading systems, including electronic communications networks. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NextSeed Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NextSeed Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

EEPB

EEPB

Houston, Texas

March 1, 2023

Nextseed Securities, LLC's Exemption Report

Nextseed Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker retailing corporate equity securities over-the-counter; (2) broker selling corporate debt securities; (3) private placement of securities, and (4) operation of alternative trading systems, including electronic communications networks, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nextseed Securities, LLC

I, Youngro Lee, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Youngro Lee

_____
Signature

_____
Chief Executive Officer
Title

February 1 _____, 2023